UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-38655

Farfetch Limited

(Translation of registrant’s name into English)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

+44 (0) 20 7549 5400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 24, 2021, the Board of Directors (the “Board”) of Farfetch Limited (the “Company”) unanimously approved the recommendation of the Compensation Committee of the Board (the “Compensation Committee”) to grant a long-term performance-based restricted share unit award (“PSUs”) under the Company’s 2018 Farfetch Employee Equity Plan (the “2018 Plan”) to José Neves, the Company’s Founder, Chief Executive Officer and Chairman of the Board (the “CEO”). The grant is for 8,440,000 PSUs, which will only vest, if at all, based on the Company’s achievement of pre-determined increases in the Company’s stock price over an eight-year period, as further described below.

The Board believes the PSUs are an appropriate award because of the importance of retaining and incentivizing the CEO to lead the Company to sustained, long-term superior financial and operational performance. Under the CEO’s leadership since its founding in 2007, the Company has become the largest global online destination for luxury fashion and generated $3.2 billion of Gross Merchandise Value in the year ended December 31, 2020. The Board believes the PSUs further align the CEO’s interests with those of the Company’s long-term stockholders as the value the CEO will realize from the PSUs, if any, will depend on the creation of enhanced stockholder value over the following eight years. In designing the PSUs, the Compensation Committee was advised by an independent compensation consultant.

In connection with the grant, the CEO has entered into a letter agreement concurrent with the award of the PSUs (the “Waiver Letter”) pursuant to which he agreed that he would not receive an annual base salary or be eligible to receive an annual bonus with respect to 2021 or for any period through December 31, 2028. In addition, the CEO agreed that he will not be eligible to receive another equity-based or long-term incentive compensation award prior to December 31, 2028 unless otherwise determined by the Compensation Committee. The award has an approximate grant date value of $77 million and implied average yearly earnings potential of approximately $11 million, subject to finalization upon grant. The Board believes that the receipt of compensation solely in the form of the PSUs ensures that the CEO’s compensation over the next eight years is directly tied to the Company’s achievement of superior performance.

The PSUs are divided into eight tranches that are eligible to vest based on the achievement of stock price hurdles during each performance period, measured based on the average of our closing share price over a 90 trading day trailing average (the “Average Closing Price”). Each tranche will be earned and vest if the Average Closing Price exceeds the stock price hurdle on a date within the applicable performance period as follows, subject to the CEO’s continued employment with the Company:

Tranche	Performance Period	Number of PSUs Eligible To Be Earned	Stock Price Hurdle

1	1st – 5th anniversary of the grant date	5% of Total Number of PSUs	$75.00

2	1st – 5th anniversary of the grant date	5% of Total Number of PSUs	$100.00

3	2nd – 6th anniversary of the grant date	10% of Total Number of PSUs	$125.00

4	2nd – 6th anniversary of the grant date	10% of Total Number of PSUs	$150.00

5	3rd – 7th anniversary of the grant date	10% of Total Number of PSUs	$175.00

6	3rd – 7th anniversary of the grant date	20% of Total Number of PSUs	$200.00

7	4th – 8th anniversary of the grant date	20% of Total Number of PSUs	$225.00

8	4th – 8th anniversary of the grant date	20% of Total Number of PSUs	$250.00

Each tranche of PSUs will not be eligible to vest if the Average Closing Price does not exceed the applicable stock price hurdle for the performance period covering such tranche, as determined by the Compensation Committee. Any tranche of PSUs that remain unvested on the final day of the applicable performance period automatically will be cancelled without consideration.

To the extent any PSUs vest and the CEO receives Class A ordinary shares of the Company in settlement of such PSUs, such shares may not be sold or transferred for a period of one year following the applicable vesting date (other than those required to be sold at vest to cover tax withholding).

Upon a termination of the CEO’s employment for any reason, any unvested PSUs automatically will be cancelled without consideration.

In the event of a change in control of the Company, the Average Closing Price will be deemed to be the price per share received by the Company’s securityholders in such change in control and:

•	Any tranches for which the applicable stock price hurdle has not been met will be automatically terminated without consideration.

•	Any tranches which are unvested and for which the stock price hurdle is met in connection with such change in control will accelerate and vest.

•

In addition, if the Average Closing Price deemed achieved in connection with such change in control falls between any two stock price hurdles, the number of PSUs that will accelerate and vest will be determined by linear interpolation.

The foregoing description of the PSUs is a summary only and does not describe all terms and conditions applicable to these awards. The description is subject to and qualified in its entirety by the terms of the form of Performance-Based Restricted Share Unit Agreement, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit No.	Description

99.1	Form of Performance-Based Restricted Share Unit Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Farfetch Limited

Date: May 28, 2021	By:	/s/ Elliot Jordan
Elliot Jordan
Chief Financial Officer